Exhibit 99.2

KORNIT DIGITAL LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Six Months Ended June 30, 2020

Comparison of Period to Period Results of Operations

	Six Months Ended June 30,
	2020	2019
	(in thousands)
Revenues
Products	$54,246	$71,030
Services	9,402	12,893
Total revenues	63,648	83,923
Cost of revenues
Products	27,086	34,209
Services	12,736	13,891
Total cost of revenues	39,822	48,100
Gross profit	23,826	35,823
Operating expenses:
Research and development, net	13,524	10,776
Selling and marketing	16,788	16,473
General and administrative	11,864	8,356
Total operating expenses	42,176	35,605
Operating income (loss)	(18,350)	218
Financial income, net	2,797	545
Income (loss) before taxes on income (tax benefit)	(15,553)	763
Taxes on income (tax benefit)	(927)	20
Net income (loss)	$(14,6260)	$743

	Six Months Ended June 30,
	2020	2019
	(as a % of revenues)
Revenues
Products	85.2%	84.6%
Services	14.8	15.4
Total revenues	100.0	100.0
Cost of revenues
Products	42.6	40.8
Services	20.0	16.5
Total cost of revenues	62.6	57.3
Gross profit	37.4	42.7
Operating expenses:
Research and development, net	21.2	12.8
Selling and marketing	26.4	19.6
General and administrative	18.6	10.0
Total operating expenses	66.2	42.4
Operating income (loss)	(28.8)	0.3
Financial income, net	4.4	0.6
Income (loss) before taxes on income (tax benefit)	(24.4)	0.9
Taxes on income (tax benefit)	(1.4)	0.0
Net income (loss)	(23.0)%	0.9%

Geographic Breakdown of Revenues

The following table sets forth the geographic breakdown of revenues from sales to customers located in the regions indicated below for the periods indicated:

	Six Months Ended June 30,
	2020		2019
	$	%	$	%
	($ in thousands, except percentages)

U.S	$41,302	64.9%	$45,328	54.0%
EMEA	13,586	21.3	24,072	28.7
Asia Pacific	6,090	9.6	11,425	13.6
Other	2,670	4.2	3,098	3.7
Total revenues	$63,648	100.0%	$83,923	100.0%

Comparison of the Six Months Ended June 30, 2020 and 2019

Revenues

Revenues decreased by $20.3 million, or 24.2%, to $63.6 million in the six months ended June 30, 2020, from $83.9 million in the six months ended June 30, 2019, which is net of $1.4 million and $1.5 million, attributed to the non-cash impact of warrants associated with revenues recognized from Amazon, in the six months ended June 30, 2020 and 2019, respectively. The decrease in revenues resulted from: a 2.0% decrease in ink and other consumables revenues to $27.8 million in the six months ended June 30, 2020 from $28.4 million in the six months ended June 30, 2019; a 27.1% decrease in service revenues to $9.4 million in the six months ended June 30, 2020, from $12.9 million in the six months ended June 30, 2019, and a decrease of 38.0% in systems revenues to $26.4 million in the six months ended June 30, 2020, from $42.6 million in the six months ended June 30, 2019. The foregoing reductions are a result of a decrease in the volume of product sales and services and not to pricing. The six months ended June 30, 2020 results reflect the impact of the COVID-19 pandemic which occurred initially shortly before the end of the quarter ended March 31, 2020 and resulted in significant deferrals of orders that we had expected that would otherwise be placed before the end of that quarter. Total revenue for the quarter ended March 31, 2020 decreased to $26.2 million, net of $0.6 million attributed to the non-cash impact of warrants, compared to $38.6 million, net of $0.6 million attributed to the non-cash impact of warrants in the prior year period. We experienced a meaningful rebound in revenues during the quarter ended June 30, 2020, with total revenue of $37.4 million, net of $0.8 million attributed to the non-cash impact of warrants, compared to $45.3 million, net of $1.0 million attributed to the non-cash impact of warrants in the prior year period.

Cost of Revenues and Gross Profit

Cost of revenues decreased by $8.3 million, or 17.2%, to $39.8 million in the six months ended June 30, 2020, from $48.1 million in the six months ended June 30, 2019. Gross profit decreased by $12.0 million, or 33.5%, to $23.8 million in the six months ended June 30, 2020, from $35.8 million in the six months ended June 30, 2019. Gross margin decreased to 37.4% in the six months ended June 30, 2020, compared to 42.7% in the six months ended June 30, 2019 due to the initial impact of COVID-19 on revenues and storage and shipment costs; and an increase in inventory write-offs of $1.2 million in the six months ended June 30, 2020 compared to the six months ended June 30, 2019.

Operating Expenses

	Six Months Ended June 30,
	2020		2019		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Operating expenses:
Research and development, net	$13,524	21.2%	$10,776	12.8%	$2,748	25.5%
Selling and marketing	16,788	26.4	16,473	19.6	315	1.9
General and administrative	11,864	18.6	8356	10	3,508	42.0
Total operating expenses	$42,176	66.2%	$35,605	42.4%	$6,571	18.5%

Research and Development, net. Research and development net expenses increased by 25.5% in the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The increase was mainly attributed to an increase of $2.1 million in salaries and related personnel expenses and share based compensation as a result of an increase in the number of employees with higher seniority and variable compensation payout, compared to the six months ended June 30, 2019, and an increase of $0.4 million in consulting services. As a percentage of total revenues, our research and development expenses increased from 12.8% in the six months ended June 30, 2019 to 21.2% in the six months ended June 30, 2020, mainly due to the initial impact of the COVID-19 pandemic on revenues.

Selling and Marketing. Selling and marketing expenses increased by 1.9% in the six months ended June 30, 2020 compared to the six months ended June 30, 2019. This increase was primarily due to an increase of $2.5 million in salaries and related personnel expenses and share-based compensation expenses due to a higher number of employees during the six months ended June 30, 2020 compared to the six months ended June 30, 2019, offset by a decrease in trades, shows and travel expenses due to the COVID-19 pandemic. As a percentage of total revenues, our sales and marketing expenses increased during this period from 19.6% in the six months ended June 30, 2019 to 26.4% in the six months ended June 30, 2020 mainly due to the initial impact of the COVID-19 pandemic on revenues.

General and Administrative. General and administrative expenses increased by 42.0% in the six months ended June 30, 2020 compared to the six months ended June 30, 2019. This primarily resulted from an increase of $2.0 million in salaries, related personnel expenses and share-based compensation expenses mainly due to additional personnel, an increase of $0.5 million in insurance costs, an increase of $0.3 million in IT expenses, an increase of $0.3 million in consulting services and an increase of $0.3 million in facilities due to the rent of new offices. As a percentage of total revenues, our general and administrative expenses increased from 10.0% in the six months ended June 30, 2019 to 18.6% in the six months ended June 30, 2020 mainly due to the impact of the COVID-19 pandemic on revenues.

Financial income, net

Finance income, net totaled $2.8 million in the six months ended June 30, 2020, compared to $0.5 million in the six months ended June 30, 2019. The $2.3 million increase primarily resulted from $2.8 million interest on marketable securities and bank deposits in the six months ended June 30, 2020, compared to $1.5 million in the six months ended June 30, 2019 and $0.2 million of currency exchange gains in the six months ended June 30, 2020, compared to a loss of $1.0 million in the six months ended June 30, 2019.

Taxes on Income

Tax benefit amounted to $0.9 million, in the six months ended June 30, 2020, compared to taxes on income of $0.02 million in the six months ended June 30, 2019. The change from taxes on income to tax benefit is due to the change from income to loss.

We are currently subject to a tax audit for the years 2013 to 2018 by the Israeli Tax Authority, or ITA. We have received the assessments for 2013 and 2014 and these assessments are subject to another review by the ITA before they are finalized. We are eligible to respond to such assessment prior to the second review. We believe that the positions we took on our tax returns are valid and intend to appeal the first assessment. Nevertheless, the ITA may disagree with our position, as well as our positions taken in our tax returns for any other year, and we may be subject to additional tax liabilities, which could have a material adverse effect on our results of operations.

Liquidity and Capital Resources

As of June 30, 2020, we had approximately $47.4 million in cash and cash equivalents, $79.8 million in short term deposits and $110.1 million in short-term and long-term marketable securities, which, in the aggregate, totaled $237.4 million. We fund our operations mostly with cash raised via our equity financings, including our June 2019 follow-on offering.

As of June 30, 2020, we had a line of credit with an Israeli bank for total borrowings of up to $1.0 million. This line of credit is unsecured and available provided that the Company maintains a 30% ratio of total tangible shareholders' equity to total tangible assets and that the total credit use will be less than 70% of our receivables. Interest rates across this credit line varies from 0.3% to Prime (Israel Interbank Offered Rate) +0.7% (currently it is 2.3% as of June 30, 2020).

Based on our current business plans, we believe that our cash flows from operating activities and our existing cash resources will be sufficient to fund our projected cash requirements for at least the next 12 months without drawing on our lines of credit or using cash on hand. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support product development efforts, the expansion of our sales and marketing activities, and the timing of introductions of new solutions and the continuing market acceptance of our solutions as well as other business development efforts.

The following table presents the major components of net cash flows for the periods presented:

	Six Months Ended June 30,
	2020	2019
	(in thousands)
Net cash used in operating activities	$(22,332)	$(3,936)
Net cash provided by (used in) investing activities	26,273	(97,983)
Net cash provided by financing activities	2,740	132,345

Net Cash Used in Operating Activities

Six Months Ended June 30, 2020

Net cash used in operating activities in the six months ended June 30, 2020 was $22.3 million.

Net cash used in operating activities consisted of net loss of $14.6 million, as adjusted upwards in an amount of $8.5 million for non-cash line items, including stock-based compensation expenses, depreciation, amortization of intangible assets, fair value of warrants deducted from revenues, amortization of premium on marketable securities, realized loss on sale of marketable securities and foreign currency translation gain on inter-company balances with foreign subsidiaries, offset by other adjustments in an amount of $1.7 million.

During the six months ended June 30, 2020, our accounts receivable decreased by $0.6 million reflecting the decrease in our revenues. Days sales’ outstanding, or DSO, for the six months ended June 30, 2020 increased to 113 days, compared to 74 days for the six months ended June 30, 2019.

During the same period, our inventory increased by $5.2 million compared to the year ended December 31, 2019. This was primarily due to the impact of COVID-19 on revenues.

We also experienced a decrease of $9.9 million in trade payables in the same period that mainly derived from the decrease in sales and operation due to COVID-19.

Six Months Ended June 30, 2019

Net cash used in operating activities in the six months ended June 30, 2019 was $3.9 million.

Net cash used in operating activities consisted of net income of $0.7 million, as adjusted upwards in an amount of $6.2 million for non-cash line items, including stock-based compensation expense, depreciation, amortization of intangible assets, fair value of warrants deducted from revenues, amortization of premium on marketable securities, realized loss on sale of marketable securities and foreign currency translation gain on inter-company balances with foreign subsidiaries, offset by other adjustments not included hereunder in an amount of $0.9 million.

During the six months ended June 30, 2019, our accounts receivable increased by $12.2 million reflecting the increase in our revenues. DSO for the six months ended June 30, 2019 decreased to 74 days, compared to 90 for the six months ended June 30, 2018 days.

During the same period, our inventory increased by $1.5 million compared to the year ended December 31, 2018. This was primarily due to our new product introduction and the need to maintain higher level if inventory to support increased install base and future business activities.

We also experienced an increase of $3.8 million in trade payables in the same period mainly derived from the growth in our sales and operations.

Net Cash provided by (Used in) Investing Activities

Six Months Ended June 30, 2020

Net cash provided by investing activities was $26.3 million for the six months ended June 30, 2020, which was primarily attributed to net proceeds from sale of marketable securities and bank deposits of $34.9 million offset by investment of $8.5 million in property and equipment.

Six Months Ended June 30, 2019

Net cash used in investing activities was $98.0 million for the six months ended June 30, 2019, was primarily attributed to net purchase of marketable securities and bank deposits of $90.7 million, acquisition of our distributor, Hirsch, for $4.7 million and the purchase of fixed assets and intangible assets in a total sum of $2.6 million.

Net Cash Provided by Financing Activities

Six Months Ended June 30, 2020

Net cash provided by financing activities was $2.7 million for the six months ended June 30, 2020, which was primarily attributable to proceeds from option exercises.

Six Months Ended June 30, 2019

Net cash provided by financing activities was $132.3 million for the six months ended June 30, 2019, which was primarily attributable to a follow-on offering completed on June 18, 2019.

Cautionary Statement Regarding Forward-Looking Statements

This Exhibit 99.2 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and is based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives including, without limitation, the impact of COVID-19 on our business. Forward-looking statements include all statements that are not historical facts and in some cases can be identified by terminology such as “believe,” “may,” “anticipate,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “project,” “potential,” “will,” or the negative of these terms or other similar expressions that convey uncertainty of future events or outcomes.

Our ability to predict the results of our operations or the effects of various events, including the COVID-19 pandemic, on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019, which is on file with the Securities and Exchange Commission (“SEC”), and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC. Such factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements that may be expressed or implied by the forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur.